A-Power Energy Generation Systems Ltd. Appoints
Chief Financial Officer & Chief Operating Officer

Shenyang, China, May 26, 2009 — A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today announced the appointment of Mr. Kin Kwong “Peter” Mak to the position of Chief Financial Officer, effective immediately. A-Power’s acting CFO, Mr. John Lin, will now become the Company’s Chief Operating Officer. Mr. Mak brings to A-Power more than 20 years of corporate finance, business development, mergers & acquisitions, financial reporting and fund-raising experiences.

Mr. Mak, 48, joins A-Power from New Dragon Asia Corp. (NYSE Amex: NWD) where he held the CFO position from 2004 to 2008. Previously, he was the managing partner of Arthur Andersen Southern China and also a partner of Arthur Andersen Worldwide. During his tenure at Arthur Andersen, Mr. Mak contributed to several high-profile Chinese IPOs, such as Brilliance China Automotive, and China Strategic Holdings Limited.

He currently is a director at a number of publicly-traded Chinese companies, including Trina Solar Ltd., China Security & Surveillance Technology, Inc. (“China Security”), and China Grentech Corp. He is also the chair of the audit committee at Trina Solar, China Security & Surveillance Technology, and China Grentech.

Mr. Mak earned a bachelor’s degree in accounting from Hong Kong Polytechnic University and is a Fellow of the Association of Chartered Certified Accountants in the U.K., a Member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants.

“After an exhaustive screening process of numerous capable CFO candidates, I am very pleased to have a seasoned financial expert and capital-market veteran of Mr. Mak’s caliber join A-Power’s senior management,” said Mr. Jinxiang Lu, A-Power’s Chairman and CEO. “As our new CFO, Mr. Mak will supervise A-Power’s financial management, reporting, Sarbanes-Oxley compliance and communications with investors. His proven track record in global accounting firm, CFO experience in Chinese company and senior roles on the audit committees of Trina Solar, China Security and China Grentech, three US-listed Chinese companies, will help us improve corporate governance and internal control. We are looking forward to utilizing Mr. Mak’s strong, proven financial skill sets and his track record in our goal of building A-Power into a leading clean tech company in China.”

“I am very excited to join A-Power at this important time in its growth,” said Mr. Mak. “The prospect of strengthening A-Power’s dominance in DG while at the same time turning out China’s biggest wind turbines presents an awesome and rewarding opportunity. I look forward to bringing my leadership and financial management and communication capabilities to the team as we seek to take A-Power to the next level.”

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com ..

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new markets may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors and partners, and if we or our licensors or partners become involved in an intellectual property dispute, we may be forced to spend considerable resources resolving such dispute; a decrease in the rate of growth of China's industry and economy may lead to a decrease in our revenues because industrial companies in China are our principal source of revenues, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2007. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Valentine Ding / Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
valentine.ding@us.grayling.com
dixon.chen@us.grayling.com